    As filed with the Securities and Exchange Commission on February 29, 2000
                                                           Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                                 ALKERMES, INC.
             (Exact name of registrant as specified in its charter)

        Pennsylvania                                        23-2472830
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                           Identification No.)
                         ------------------------------

                                64 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 494-0171
                   (Address, including zip code, and telephone
                          number, including area code,
                  of registrant's principal executive offices)

                    Richard F. Pops, Chief Executive Officer
                                 Alkermes, Inc.
                64 Sidney Street, Cambridge, Massachusetts 02139
                                 (617) 494-0171
                (Name, address, including zip code, and telephone
                          number, including area code,
                              of agent for service)
                         ------------------------------

                                   Copies to:

                            Morris Cheston, Jr., Esq.
                     Ballard Spahr Andrews & Ingersoll, LLP
                         1735 Market Street, 51st Floor
                        Philadelphia, Pennsylvania 19103
                                 (215) 665-8500
                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

                         ------------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 the Securities Act of 1933, other than securities offered only in with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                  ----------------------
If this is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
              -------------------
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

====================================================================================================================
                                          CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                       Proposed maximum    Proposed maximum
     Title of each class of          Amount to be       offering price        aggregate             Amount of
  Securities to be registered         registered           per unit         offering price      registration fee
====================================================================================================================
3-3/4% Convertible Subordinated      $250,000,000        100% (1)(2)         $250,000,000            $66,000
Notes due 2007
====================================================================================================================
Common Stock, par value $.01          1,845,018             --(4)               --(4)                 --(4)
per share                             shares(3)
====================================================================================================================

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(i) of the Securities Act of 1933.

(2)      Exclusive of accrued interest, if any.

(3) This number represents the number of shares of common stock that are initially issuable upon conversion of the 3-3/4% Convertible Subordinated Notes due 2007 registered hereby. For purposes of estimating the number of shares of common stock to be included upon conversion of the notes, Alkermes, Inc. calculated the number of shares issuable upon conversion of the notes based on a conversion price of $135.50 per share (equivalent to 7.38 shares of common stock for each $1,000 principal amount of the notes). In addition, the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, include an indeterminate number of shares of common stock issuable upon conversion of the notes, as this amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.

(4) No additional consideration will be received for the common stock and, therefore, no registration fee is required pursuant to Rule 457(i).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS

                 SUBJECT TO COMPLETION, DATED FEBRUARY 29, 2000


                                 ALKERMES, INC.


           $250,000,000 3-3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                        1,845,018 SHARES OF COMMON STOCK

         The selling securityholders named in this prospectus or in prospectus supplements may offer and sell the notes and the common stock issued upon conversion of the notes with this prospectus. We will not receive any of the proceeds from sales of these securities by the selling securityholders.

         The notes are convertible at any time prior to maturity into common stock at a conversion price of $135.50 per share, subject to adjustment upon certain events.

         Interest is payable on each February 15 and August 15, beginning August 15, 2000. The notes mature on February 15, 2007. The notes are subordinated to our senior indebtedness.

         We may redeem some or all of the notes on or after February 19, 2003 at the redemption prices listed in this prospectus, plus accrued interest. Prior to that date, we may redeem some or all of the notes if the price of our common stock has exceeded 200% of the conversion price for at least 20 out of the 30 consecutive trading days prior to redemption. If we redeem some or all of the notes prior to February 15, 2001, we will also make an additional payment on the redeemed notes. The holders may require us to repurchase the notes upon a repurchase event in cash or, at our option, common stock, at 105% of the principal amount of the notes, plus accrued interest.

         The notes, issued in denominations of $1,000, are currently eligible for trading on the Portal Market of the Nasdaq Stock Market. Our common stock is traded on the Nasdaq National Market under the symbol "ALKS." On February 28, 2000 the last sale price of our common stock, as reported on the Nasdaq National Market, was $179.50 per share.

         The selling securityholders may sell their securities from time to time on the Nasdaq National Market or otherwise. They may sell the securities at prevailing market prices or at prices negotiated with purchasers. The selling securityholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.


         INVESTING IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK.

                     SEE "RISK FACTORS" BEGINNING ON PAGE 8.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is          , 2000

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling securityholders are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. In this prospectus, references to "we," "us" and "our" refer to Alkermes, Inc. and its subsidiaries.

                                TABLE OF CONTENTS


Where You Can Find More Information.........................................2
Incorporation of Information We File with the SEC...........................3
Summary.....................................................................4
Risk Factors................................................................8
Use of Proceeds............................................................22
Dividend Policy............................................................22
Ratio of Earnings to Fixed Charges.........................................22
Selected Consolidated Financial Information................................23
Description of Notes.......................................................24
Description of Capital Stock...............................................39
Transfer Agent and Registrar...............................................42
United States Federal Income Tax Considerations............................43
Selling Securityholders....................................................46
Plan of Distribution for the Resale of the Securities......................47
Legal Matters..............................................................48
Experts....................................................................48

                                ----------------

         ALKERMES(R), PROLEASE(R), MEDISORB(R), CEREPORT(R) AND THE ALKERMES LOGO ARE REGISTERED TRADEMARKS OF ALKERMES, INC. AIR(TM), ALBULAST(TM), ESTROLAST(TM), RECEPTOR-MEDIATED PERMEABILIZERS(TM), RMP(TM) AND RINGCAP(TM) ARE TRADEMARKS OF ALKERMES, INC.

         NUTROPIN DEPOT(TM) IS A TRADEMARK OF GENENTECH, INC. RISPERDAL(R) IS A REGISTERED TRADEMARK OF JOHNSON & JOHNSON.


                       WHERE YOU CAN FIND MORE INFORMATION

         Alkermes is subject to the information and reporting requirements of the Securities Exchange Act of 1934, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy statements and other information may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048 or on the Internet at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. These reports, proxy and information statements and other information may also be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        We have "incorporated by reference" into this prospectus the information we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this prospectus.

         We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

                - Annual Report on Form 10-K for the fiscal year ended March 31,
                  1999;

                - Quarterly Reports on Form 10-Q for the fiscal quarters ended
                  June 30, 1999, September 30, 1999 and December 31, 1999;

                - Current Reports on Form 8-K filed on April 8, 1999, April 21,
                  1999 and February 14, 2000, and Current Reports on Form 8-K/A filed on April 19, 1999 and May 13, 1999; and

                - Item 1 of Registration Statement on Form 8-A dated June 28,
                  1991, as amended by Form 8-A/A dated January 17, 1997.

         Alkermes will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

                  Alkermes, Inc.
                  64 Sidney Street
                  Cambridge, MA 02139-4136
                  Attention: James M. Frates, Vice President,
                  Chief Financial Officer and Treasurer
                  Telephone: (617) 494-0171

                                     SUMMARY

    This summary may not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully.

                                   THE COMPANY

         We are applying sophisticated drug delivery technologies and product development and manufacturing capabilities to the development of an expanding portfolio of pharmaceutical products. We develop product candidates in collaboration with pharmaceutical and biotechnology company partners and for our own account. We currently have numerous product candidates in development with multiple collaborative partners including Genentech, Inc. ("Genentech"), Johnson & Johnson, Janssen Pharmaceutica International ("Janssen"), Ares-Serono International S.A. ("Ares-Serono"), Glaxo Wellcome ("Glaxo") and Eli Lilly and Company Limited ("Eli Lilly").

         Our most advanced product development programs are Nutropin Depot and Risperdal Depot. Nutropin Depot is an injectable sustained release formulation of Genentech's recombinant human growth hormone ("rhGH") based on our ProLease drug delivery technology. Following the completion of clinical trials and the scale-up, construction and validation of our Cambridge, Massachusetts manufacturing facility, Genentech submitted a New Drug Application to the FDA in June 1999. Nutropin Depot was granted priority review status and, on December 23, 1999, was approved for marketing in the United States for the treatment of growth hormone deficiency in children. In addition, we began a Phase I clinical trial of Nutropin Depot in adult patients with growth hormone deficiency in January 2000. Risperdal Depot is an injectable sustained release formulation of Janssen's anti-psychotic drug, Risperdal, based on our Medisorb drug delivery technology. Following completion of Phase I and multi-center Phase II clinical trials and the scale-up and expansion of our Wilmington, Ohio manufacturing facility, Phase III clinical trials of Risperdal Depot began in the second calendar quarter of 1999. In addition to our work with collaborators, we have also used our Medisorb technology to develop products for our own account. For example, we intend to proceed into Phase I clinical trials with an injectable sustained release Medisorb formulation of Naltrexone, an opiate antagonist, for the treatment of alcoholism.

         Our product development programs are based on improving the medical or commercial potential of pharmaceutical compounds through advanced drug delivery systems. We have focused on applying the tools and science of biotechnology to the development of drug delivery systems characterized by their value, uniqueness and proprietary nature.

         We believe that we have established a leadership position in the development and manufacturing of pharmaceutical products based on injectable sustained release drug delivery technologies. We have two such technologies:
ProLease, developed specifically for application to fragile protein and peptide based drugs, and Medisorb, designed primarily for application to small molecule drugs and stable peptides. We have scaled-up manufacturing processes for these two technologies and designed and constructed commercial scale GMP production facilities incorporating state-of-the-art sterile manufacturing processes.

         We have also established a significant presence in the field of pulmonary drug delivery. Our pulmonary drug delivery system, known as AIR, offers a unique, proprietary delivery system for optimized drug delivery to the lungs. The AIR system is useful for small molecules, proteins or peptides and allows for both local delivery to the lungs and systemic delivery via the lungs. The technology has a number of advantages including the use of a small, convenient, inexpensive delivery device, the ability to deliver high doses efficiently and the potential for sustained drug release in the lungs. We have scaled-up key aspects of our AIR particle manufacturing to support large scale clinical trials and have entered into an agreement with a leading manufacturer of inhaler devices.

         On February 3, 2000, we announced a collaboration with Glaxo upon Glaxo's exercise of its option to obtain a license to our AIR technology for use in the development of multiple product candidates in up to four specified respiratory disease categories. Glaxo's decision to obtain a license followed the completion of a 12-month feasibility study between the two companies. On February 8, 2000, we announced that we entered into an agreement with Eli Lilly to develop an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery system. This agreement follows the completion of a nine-month feasibility program conducted by the two companies. We are also developing for our own account AlbuLast, a sustained release pulmonary formulation of albuterol sulfate, for the treatment of asthma. Phase I clinical trials have been conducted and a Phase I/II clinical trial in asthmatic patients is currently underway.

         On February 28, 2000, we announced that our Board of Directors has authorized a two-for-one split of our common stock and an increase in the authorized shares of common stock from 80,000,000 to 160,000,000 shares. The proposal to effect the stock split and the increase in the authorized shares of common stock is contingent upon receipt of shareholder approval. The proposal will be submitted to shareholders for approval at a special meeting to be held on April 28, 2000, in Cambridge, Massachusetts. If the proposal is approved, the stock split and the increase in the authorized shares of common stock will become effective with the filing of an amendment to our charter, which is expected to occur on April 28, 2000. If approved, each share of common stock owned by holders of common stock on such date will become two shares of common stock. Distribution of the additional shares is expected to occur on or about May 12, 2000.

                            SECURITIES TO BE OFFERED

         We issued and sold $200 million aggregate principal amount of the notes in February 2000 to the initial purchasers in transactions that were exempt from the registration requirements imposed by the Securities Act of 1933. The initial purchasers reasonably believed that the persons to whom they resold the notes were "qualified institutional buyers" as defined in Rule 144A under the Securities Act. The initial purchasers have an option to purchase an additional $50 million principal amount of the notes.

Securities offered...........................  Up to $250,000,000 principal amount of 3-3/4% Convertible
                                               Subordinated Notes due 2007.

Interest.....................................  Interest is payable at the rate of 3-3/4% per year on each February
                                               15 and August 15, beginning on August 15, 2000.

Maturity.....................................  February 15, 2007.

Conversion...................................  The notes are convertible at the option of the holder at any time prior to maturity into common stock at a conversion price of
                                               $135.50 per share, subject to adjustment upon certain events.

Provisional redemption.......................  We may redeem some or all of the notes at any time prior to
                                               February 19, 2003 if the price of our common stock has exceeded
                                               200% of the conversion price for at least 20 out of the 30 consecutive trading days immediately prior to our delivery of a redemption notice.  If we redeem some or all of the notes prior to
                                               February 15, 2001 we will also make an additional payment on the redeemed notes equal to one year of interest per $1,000 note, minus the amount of any interest we actually paid on the notes.  See
                                               "Description of Notes -- Provisional Redemption."

Optional redemption..........................  We may redeem some or all of the notes on or after February 19,
                                               2003 at the declining redemption prices listed in this prospectus, plus accrued and unpaid interest.  See "Description of Notes --
                                               Optional Redemption."

Repurchase at holder's option upon a
  repurchase event...........................  You may require us to repurchase your notes upon a repurchase event in cash, or, at our option, in common stock, at 105% of the principal amount of the notes, plus accrued and unpaid interest.

Ranking......................................  The notes will be subordinated to our senior indebtedness.  As of
                                               December 31, 1999, if the notes had been issued, we would have had approximately $34.1 million of senior indebtedness outstanding.
                                               The indenture for the notes does not limit our ability to incur additional indebtedness, senior or otherwise.


Use of proceeds..............................  We will not receive any of the proceeds from the sale of the securities under this prospectus.

Trading......................................  The notes are currently eligible for trading in the Portal Market.
                                               Our common stock is traded on the Nasdaq National Market under the symbol "ALKS."

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements that involve risks and uncertainties. These statements may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by the use of words like "believes," "expects," "may," "will," "should," "seeks," "pro forma," or "anticipates," and similar expressions.

         Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and we cannot assure you that actual results of our development activities and our results of operations will not differ materially from our expectations. Factors which could cause actual results to differ from expectations include, among others: (i) our first product, Nutropin Depot, may not produce significant revenues and, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse;
(ii) we and our collaborators may not be permitted by regulatory authorities to undertake clinical trials for RingCap or DST or to undertake additional clinical trials for ProLease, Cereport, Medisorb or AIR product candidates or clinical trials could be delayed; (iii) our product candidates could be ineffective or unsafe during clinical trials; (iv) even if clinical trials are completed and the data is submitted to the FDA as an NDA for marketing approval and to other health authorities as a marketing authorization application, the NDA or marketing authorization application could fail to be accepted or could fail to receive approval on a timely basis, if at all; (v) we could incur difficulties or set-backs in obtaining the substantial additional funding required to continue research and development programs and clinical trials; (vi) disputes with collaborators, termination of collaborations or failure to negotiate acceptable new collaborative arrangements for ProLease, Medisorb, AIR, RingCap or DST technologies, or for Cereport, could occur; (vii) our collaborators could elect to terminate or delay development programs; (viii) even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace; (ix) we may be unable to manufacture Nutropin Depot or future products on a commercial scale;
(x) technological change in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive; (xi) difficulties or set-backs in obtaining or enforcing our patents and difficulties with the patent rights of others could occur; (xii) disputes with Alkermes Clinical Partners, L.P. over rights to Cereport and related technology could occur; and (xiii) other factors discussed under "Risk Factors" beginning on page 8, and elsewhere in this prospectus and documents incorporated by reference, could occur.

                                  RISK FACTORS

         An investment in the securities offered by this prospectus involves a high degree of risk. You should consider carefully the following risk factors in addition to the remainder of this prospectus before making an investment decision.

OUR DELIVERY TECHNOLOGIES MAY NOT PRODUCE SAFE, EFFICACIOUS OR COMMERCIALLY VIABLE PRODUCTS

         All of our product candidates, except Nutropin Depot, need significant additional research and development and each of them requires FDA approval before it can be marketed. Nutropin Depot has received FDA approval but it has not yet been commercially launched. To be profitable, we must develop, manufacture and market our products, either alone or by collaborating with others. It can take several years for a product to be approved and we may not be successful in bringing other product candidates to the market. A new drug may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. The drug may:

                - be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;

                - fail to receive regulatory approval on a timely basis or at all;

                - be hard to manufacture on a large scale;

                - be uneconomical;

                - not be prescribed by doctors or accepted by patients;

                - fail to receive a sufficient level of reimbursement from government or third-party payors; or

                - infringe on proprietary rights of another party.

         If our technology fails to generate product candidates that lead to the successful development and commercialization of products, or if our partners decide not to pursue one of our product candidates, our business and financial condition will be materially adversely affected.

NUTROPIN DEPOT MAY NOT PRODUCE SIGNIFICANT REVENUES

         Our first product, Nutropin Depot, was approved by the FDA on December 23, 1999 and has not yet been launched commercially. Our partner Genentech is responsible for marketing the product, which will face significant competition from the currently approved products that treat growth hormone deficiency. In addition, Genentech has a number of daily injection formulations on the market, which may affect its efforts related to Nutropin Depot. The revenues we receive from the sale of Nutropin Depot may not be significant and depend on numerous factors outside of our control, including Genentech's decisions on pricing and discounting, Genentech's reliance on third-party marketing partners outside the United States, the ability to obtain reimbursement from third-party payors, the market size for the product and the reaction of companies that market competitive products, as well as general market conditions. If Nutropin Depot does not produce significant revenues our business and financial condition could be materially adversely affected.

AS NUTROPIN DEPOT IS USED COMMERCIALLY, UNINTENDED SIDE EFFECTS, ADVERSE REACTIONS OR INCIDENTS OF MISUSE MAY APPEAR

         Until recently, the use of Nutropin Depot has been limited to clinical trial patients under controlled conditions and under the care of physicians. We cannot predict whether the widespread commercial use of Nutropin Depot will produce undesirable or unintended side effects that have not been evident in our clinical trials to date. Additionally, incidents of product misuse may occur. These events, among others, could result in additional regulatory controls.

CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES ARE EXPENSIVE AND THEIR OUTCOME IS UNCERTAIN

         Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

         Historically, the results from preclinical testing and early clinical trials have often not predicted results of later clinical trials. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

         Clinical trials conducted by us, by our collaborators or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for our product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

         Clinical trials of each of our product candidates involve a drug delivery technology and a drug, either as a single formulation or, as in the case of Cereport, as two products administered in conjunction with each other. This makes testing more complex because the outcome of the trials depends on the performance of our technology in combination with a drug.

         We have other product candidates in preclinical development. We have not submitted investigational new drug applications or begun clinical trials for these product candidates. Our preclinical and clinical development efforts may not be successfully completed. We may not file further investigational new drug applications. We or our collaborators may not begin clinical trials as planned.

         Completion of clinical trials may take several years or more. The length of time can vary substantially with the type, complexity, novelty and intended use of the product candidate. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

                - our inability to recruit patients at the expected rate;

                - the failure of clinical trials to demonstrate a product
                  candidate's efficacy;

                - our inability to follow patients adequately after treatment;

                - our inability to predict unforeseen safety issues;

                - our inability to manufacture sufficient quantities of
                  materials used for clinical trials; and

                - the potential for unforeseen governmental or regulatory
                  delays.

         If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to find additional collaborators or to obtain additional financing. Our business and financial condition may be materially adversely affected by any delays in, or termination of, our clinical trials.

THE FDA MAY NOT APPROVE OUR PRODUCT CANDIDATES

         Approval from the FDA is required to manufacture and market pharmaceutical products in the United States. Other countries have similar requirements. The process that pharmaceutical products must undergo to get this approval is extensive and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with good manufacturing practices ("GMP"). This process can last many years and be very costly and still be unsuccessful. FDA approval can be delayed, limited or not granted at all for many reasons, including:

                - a product candidate may not be safe or effective;

                - data from preclinical testing and clinical trials can be interpreted by FDA officials in different ways than we interpret it;

                - the FDA might not approve our manufacturing processes or facilities;

                - the FDA may change its approval policies or adopt new
                  regulations; and

                - a product candidate may not be approved for all the
                  indications we requested.

The process of getting approvals in foreign countries is subject to delay and failure for similar reasons. Any delay in, or failure to receive, approval will have a material adverse effect on our business and financial condition.

         Most of our product candidates are drug delivery systems combined with a drug in a single formulation to treat a specific condition. In most cases, the FDA has already approved the drug used in these product candidates for treating the condition targeted by the product candidate. Cereport is a separate formulation from the drug it is intended to be used with but must be tested with that drug. We are conducting clinical trials on Cereport with carboplatin, which is a chemotherapeutic agent, in patients with certain types of brain tumor. If the FDA approves Cereport based on these trials, the approval will be for Cereport's use in conjunction with carboplatin for the treatment of that type of brain tumor. Unlike the drugs used with many of our product candidates, the FDA has not approved carboplatin for treating the type of tumor that we are targeting, and this could result in the FDA requiring additional clinical trials. However, the FDA has approved carboplatin for the treatment of other types of cancerous tumors. Any delay in the approval process for any of our product candidates will result in increased costs that could materially and adversely affect our business and financial condition.

         Regulatory approval of a product candidate is limited to specific therapeutic uses for which the product has demonstrated safety and efficacy in clinical testing. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved drug or any violation of regulations could result in restrictions on the drug, including its withdrawal from the market.

WE ANTICIPATE WE WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE

         We have had net operating losses since being founded in 1987. At December 31, 1999, our accumulated deficit was $227.7 million. These losses principally consist of the costs of research and development, the costs of acquiring rights to research and development performed by others and general and administrative expenses. The majority of revenues that we have received have come from collaboration and development agreements, research grants and interest income. We expect to incur substantial additional expenses over the next several years as our research and development activities, including clinical trials, accelerate and as we begin to manufacture Nutropin Depot or other future products for commercial sale. Because we do not expect to generate significant revenues from the sale of products, if any, for several years, we anticipate that additional expenses will result in losses.

         Our future profitability depends, in part, on:

                - obtaining regulatory approval for additional product
                  candidates;

                - entering into agreements to develop and commercialize
                  products;

                - developing the capacity to manufacture and market products or entering into agreements with others to do so;

                - market acceptance of our products;

                - the ability to obtain additional research and development funding from collaborative partners; and

                - the ability to achieve certain product development milestones.

         We may not achieve any or all of these goals and, thus, cannot provide assurances that we will ever achieve significant revenues or profits. Even if we do receive regulatory approval for additional products, we may not achieve significant commercial success.

         Our recently completed manufacturing facilities in Cambridge, Massachusetts and Wilmington, Ohio require specialized personnel and are expensive to operate and maintain. Any delay in the market launch of Nutropin Depot or the approval of future product candidates to be manufactured in these facilities will require us to continue to operate these expensive facilities and retain the specialized personnel, which may increase our expected losses.

WE NEED TO SPEND SUBSTANTIAL FUNDS TO BECOME PROFITABLE

         We believe that our liquid assets, anticipated funding from our collaborators and interest income will satisfy our capital and operating requirements for at least the next 18 months, but we cannot guarantee that this will be the case. We will need to spend substantial amounts of money before we can be profitable, if ever. The amount we will spend, and when we will spend it, will depend, in part, on:

                - how our research and development programs, including clinical trials, progress;

                - how much time and expense will be required to receive FDA approval for our product candidates;

                - the cost of building, operating and maintaining manufacturing facilities;

                - how many product candidates we pursue;

                - how much time and money we need to prosecute and enforce patent rights;

                - how competing technological and market developments affect our product candidates;

                - the cost of possible acquisitions of drug delivery
                  technologies, compounds or companies;

                - the cost of obtaining licenses to use technology owned by others; and

                - whether and how we choose to exercise our option to purchase the limited partnership interests in Clinical Partners.

         If we require additional funds to complete any of our programs, we may seek funds through arrangements with collaborators, by issuing securities or through debt financing. If we can only raise additional funds on terms that are not favorable to us, we may have to cut back significantly on one or more of our programs, give up some of our rights to our technologies or product candidates or agree to reduced royalty rates from collaborators.

WE RELY HEAVILY ON COLLABORATORS

         Our arrangements with collaborators and licensors are critical to our success in bringing our product candidates to the market. In some cases, we depend on these parties to conduct preclinical testing and clinical trials and to provide funding for our development programs. Some of our collaborators can terminate their agreements with us for no reason and on limited notice. We cannot guarantee that any of these relationships will continue. Failure to make or maintain these arrangements or a delay in a collaborator's performance may materially adversely affect our business and financial condition.

         We cannot control our collaborators' performance or the resources they devote to our programs. If a collaborator fails to perform, the research, development or commercialization program on which it is working will be delayed. If this happens, we may have to use funds, personnel, laboratories and other resources that we have not budgeted, and we may not be able to continue the program. The failure of a collaborator to perform or a loss of a collaborator may materially adversely affect our business and financial condition.

         Disputes may arise between us and a collaborator and may involve the issue of which of us owns the technology that is developed during a collaboration. Such a dispute could delay the program on which the collaborator or we are working. It could also result in expensive arbitration or litigation, which may not be resolved in our favor.

         A collaborator may choose to use its own or other technology to develop a way to deliver its drug and withdraw its support of our product candidate.

         Our collaborators could merge with or be acquired by another company or experience financial or other setbacks unrelated to our collaboration that could, nevertheless, adversely affect us.

         None of our drug delivery systems can be commercialized as stand-alone products but must be combined with a drug. To develop any new product candidate using one of these drug delivery systems, we must obtain the drug from another party. We cannot assure you that we will be able to obtain any such drugs on reasonable terms.

         In January 2000, Glaxo exercised its option to obtain a license to our AIR technology for use in the development of multiple products in up to four respiratory disease categories. The companies are negotiating the definitive license agreement, but we cannot assure you that we and Glaxo will sign a definitive agreement.

OUR MANUFACTURING EXPERIENCE IS LIMITED AND WE HAVE NO EXPERIENCE MANUFACTURING COMMERCIAL PRODUCTS

         We currently manufacture each of our product candidates, except for Cereport. The manufacture of drugs for clinical trials and for commercial sale is subject to regulation by the FDA under current GMP regulations and by other regulators under other laws and regulations. We have manufactured product candidates for use in clinical trials but we do not have experience manufacturing commercial products. We cannot assure you that we can successfully manufacture Nutropin Depot or other future products in sufficient quantities for commercial sale, or in a timely or economical manner.

         In October 1998, we completed construction of a new commercial manufacturing plant for Nutropin Depot and future ProLease product candidates. In June 1998, we completed an expansion of our existing Medisorb manufacturing facility. The only manufacturing facility that the FDA has inspected and approved is for the manufacture of Nutropin Depot. We cannot guarantee that the FDA will approve any of our other facilities or, once they are approved, that we will remain in compliance with current GMP.

         We rely on an unrelated party to manufacture Cereport for use in clinical trials. We expect to rely on the same party to manufacture Cereport for commercial sale if Cereport receives FDA approval. If we are unable to do so, or the manufacturer fails to perform as required, we may be unable to secure an alternative manufacturer on reasonable terms or in a timely manner.

         If more of our product candidates progress to late stage development, we will incur significant expenses in the expansion or construction of manufacturing facilities and increases in personnel in order to manufacture product candidates. The development of commercial scale manufacturing processes is complex and expensive. We cannot assure you that we will be able to develop this manufacturing capability in a timely way or at all.

         If we fail to develop manufacturing capacity and experience, fail to continue to contract for manufacturing on acceptable terms, or fail to manufacture our product candidates economically at a commercial scale, our development programs will be materially adversely affected. This may result in delays in receiving FDA approval for one or more of our product candidates or delays in the commercial production of a product that has already been approved. Any such delays could materially adversely affect our business and financial condition.

WE MAY NOT BE SUCCESSFUL IN THE DEVELOPMENT OF PRODUCTS FOR OUR OWN ACCOUNT

         In addition to our development work with collaborators, we are developing proprietary product candidates for our own account and applying our drug delivery technologies to off patent drugs. Because of the lack of external funding for such development programs there is a risk that we may not be able to continue to fund all such programs to completion or to provide the support necessary to perform the clinical trials, obtain regulatory approvals or market any approved products on a worldwide basis. We expect the development of products for our own account to consume more resources than our programs with collaborators.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATIONS AND WE MAY NOT BE ABLE TO OBTAIN REGULATORY APPROVALS

         Our product candidates are subject to extensive and rigorous domestic government regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our products are marketed abroad, they will also be subject to extensive regulation by foreign governments. Certain material changes to an approved product, such as manufacturing changes or additional labeling claims, are subject to further FDA review and approval. Any required approvals, once obtained, may be withdrawn. Further, if we fail to comply with FDA and other regulatory requirements at any stage during the regulatory process, we may be subject to sanctions, including:

                - delays, warning letters and fines;

                - product recalls or seizures and injunctions on sales;

                - refusal of the FDA to review pending market approval
                  applications or supplements to approval applications;

                - total or partial suspension of production;

                - withdrawals of previously approved marketing applications; and

                - civil penalties and criminal prosecutions.

         We are also subject to federal, state and local government regulation in the conduct of our business, including regulations on employee safety and our handling and disposal of hazardous and radioactive materials. Any new regulation or change to an existing regulation could require us to implement costly capital or operating improvements for which we have not budgeted. We cannot assure you that these regulations will remain the same or that we will maintain compliance with these regulations.

         We and our contract manufacturer of Cereport also are required to comply with the FDA current GMP regulations. Current GMP regulations include requirements relating to quality control, quality assurance and maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA and must be approved before we can use them in commercial manufacturing of our products. We or our contract manufacturer may be unable to comply with the applicable current GMP requirements and other FDA regulatory requirements. If we or our contract manufacturer fail to comply, our business and financial condition will be materially adversely affected.

WE HAVE ONLY LIMITED RIGHTS TO CEREPORT

         We transferred to Alkermes Clinical Partners, L.P. ("Clinical Partners") substantially all of our rights to certain technology that includes Cereport and then entered into an agreement with Clinical Partners under which we perform research and development of Cereport. Clinical Partners issued securities and used the proceeds from the sale of those securities to fund our research and development of Cereport. Funding provided by Clinical Partners was insufficient to complete clinical trials and apply for

FDA approval. Since June 1996, we have used our own funds to develop Cereport. So long as we continue this funding, we have an option to purchase the limited partnership interests in Clinical Partners for cash or our common stock. If this purchase option terminates, we will have no rights to Cereport or the related technology in the United States or Canada.

         If we exercise this purchase option, we must make a substantial cash payment or issue a large number of shares of common stock. The exercise of the option may require us to record significant charges to earnings for the purchase of in-process research and development. If we acquire rights to the Cereport technology under the option, we will still be obliged to pay royalties to the limited partners.

COMPETITION IN THE BIOTECHNOLOGY INDUSTRY

         We can provide no assurance that we will be able to compete successfully against the competitive forces discussed below in developing, marketing or selling our products.

We face intense competition

         We face intense competition from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also our collaborators. These competitors are working to develop and market other drug delivery systems, vaccines and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.

         There are other companies developing sustained release drug delivery systems, pulmonary delivery systems and oral delivery systems. In addition, we know of new chemical entities that are being developed that, if successful, could compete against our product candidates. These chemical entities are being designed to work differently than our product candidates and may turn out to be safer or to work better than our product candidates. Among the many experimental therapies being tested in the United States and Europe, there may be some that we do not now know of that may compete with our drug delivery systems or product candidates. Our collaborators could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

         Many of our competitors have much greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign approvals. In addition, they may succeed in obtaining patents that would make it difficult or impossible for us to compete with their products.

Rapid technological change could render our drug delivery systems obsolete or noncompetitive

         Major technological changes can happen quickly in the biotechnology and pharmaceutical industries; and the development by competitors of technologically improved or different products may make our product candidates obsolete or noncompetitive.

The competitive nature of our industry could adversely affect market acceptance of our products

         Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

                - demonstration of their clinical efficacy and safety;

                - their cost-effectiveness;

                - their potential advantage over alternative treatment methods;

                - the marketing and distribution support they receive; and

                - reimbursement policies of government and third-party payors.

         Our product candidates, if successfully developed, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products may also compete with new products currently under development by others or with products which may cost less than our products. Physicians, patients, third-party payors and the medical community may not accept or utilize our products. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected.

PATENT PROTECTION FOR OUR PRODUCTS IS IMPORTANT AND UNCERTAIN

         The following factors are important to our success:

                - receiving patent protection for our product candidates and those of our collaborators;

                - maintaining our trade secrets;

                - not infringing on the proprietary rights of others; and

                - preventing others from infringing our proprietary rights.

         We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

         We know of several U.S. patents issued to other parties that relate to our product candidates. One of those parties has asked us to compare our Medisorb technology to that party's patented technology. The manufacture, use, offer for sale, sale or importing of these product candidates might infringe on the claims of these patents. A party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.

         We also know of patent applications filed by other parties in the United States and various foreign countries that may relate to some of our product candidates if issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale, or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.

         We try to protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of biopharmaceutical companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. And, if issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

         We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

EFFORTS TO KEEP DOWN THE COST OF HEALTHCARE MAY THREATEN OUR PROFITABILITY

         Third-party payors, which include governments and private health insurers, are increasingly challenging the prices charged for medical products and services. In their attempts to reduce healthcare costs, they have also been limiting their coverage and reimbursement levels for new drugs. In some cases, they are refusing to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, if and when they reach the market, doctors may not prescribe them or patients may not use them.

         The federal government and various state governments have considered proposals to regulate the prices of prescription drugs, as is done in certain foreign countries. We expect that there will be more proposals like these. If any of these proposals are enacted, we may receive a lower price for our products, if and when they reach the market, than we currently estimate. Lack of adequate reimbursement or the enactment of price controls would have a material adverse effect on our business and financial condition.

WE HAVE NO MARKETING OR SALES EXPERIENCE

         We currently have no experience in marketing or selling pharmaceutical products. To achieve commercial success for any product that may be approved by the FDA, particularly products developed for our own account, we must either develop a marketing and sales force or contract with another party (including collaborators) to perform these services for us. In either case, we will be competing with companies that have experienced and well-funded marketing and sales operations. We may not be successful in developing a marketing and sales force or in contracting with a third party on acceptable terms to sell our products.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS

         We may be exposed to liability claims arising from the use of our product candidates in clinical trials and the commercial sale of any products. These claims may be brought by consumers, our collaborators or parties selling the products. We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials and the commercial sale of our products in the amount of up to $10 million per occurrence and $10 million in the aggregate. However, we cannot provide any assurance that this coverage will be sufficient to satisfy any liabilities that may arise. As our development activities progress and we begin commercial sales, this coverage may be inadequate; and we may be unable to get adequate coverage at an acceptable cost or we may be unable to get adequate coverage at all. This could prevent or limit our commercialization of our product candidates. Even if we are able to continue to carry insurance that we believe is adequate, our financial condition may be materially adversely affected by a product liability claim.

WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL

         Our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of these employees could have a material adverse effect on our business.

WE MAY ENCOUNTER DIFFICULTIES INTEGRATING FUTURE ACQUISITIONS

         As part of our business strategy we may acquire novel technologies or compounds through acquisitions. Although no current acquisition is planned, we cannot assure you that any such future acquisition will be successfully integrated with our current businesses, will achieve revenues or will be profitable. We may have difficulty assimilating the operations, technology and personnel of any acquired businesses.

         If we make significant acquisitions for stock consideration, the common stock issuable upon conversion of the notes may be significantly diluted. If we make significant acquisitions for cash consideration, we may be required to use a substantial portion of our available cash.

WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK

         We have not paid cash dividends on our common stock and do not expect to do so in the foreseeable future. As of December 31, 1999, we had outstanding 2,303,500 shares of convertible preferred stock in two separate series. We must pay cash dividends to the holders of the convertible preferred stock, and any dividends that we do not pay will accrue and remain owing to the holders of the convertible preferred stock but will not bear interest. We must pay the accumulated, unpaid dividends on 2,300,000 shares of the convertible preferred stock before we can declare or pay cash dividends on the common stock.

WE MAY ISSUE MORE COMMON STOCK

         As discussed above under "We need to spend substantial funds to become profitable," we may issue additional equity securities to raise funds, thus reducing the ownership share of the current holders of our common stock, which may adversely affect the market price of the common stock. In addition, we must issue common stock to certain security holders and other parties under the circumstances described below. Any of these parties could sell all or a large number of its shares, which could adversely affect the market price of our common stock. Even if none of these sales happen, the perception by investors that sales might occur could adversely affect the market price of our common stock.

Convertible preferred stock

         We may exchange our $3.25 convertible exchangeable preferred stock (the "$3.25 preferred stock") in whole for debentures, but have no current plans to do so. Any holder of shares of our $3.25 preferred stock, or the debentures for which they may have been exchanged, may convert its shares or debentures into shares of common stock. We have already registered for resale shares of our common stock issuable upon conversion under the Securities Act of 1933. Each share of our $3.25 preferred stock is currently convertible into 1.6878 shares of common stock for a total of 3,881,940 shares of common stock. We are currently considering various alternatives designed to effect an early conversion of our $3.25 preferred stock into common stock. We have not reached any conclusions on whether we will proceed with any of these alternatives.

         The holder of our 1999 redeemable convertible exchangeable preferred stock (the "1999 preferred stock") may convert its shares into common stock (and non-voting common stock which is convertible into common stock) during any period that the closing price of our common stock is above $45 per share for at least ten consecutive trading days. On February 15, 2000, the holder gave us notice of its intent to convert the 1999 preferred stock. We may redeem all or a portion of the shares of our 1999 preferred stock for cash or common stock (and non-voting common stock which is convertible into common stock). We are obligated to register for resale all shares of common stock after conversion or redemption for common stock under the Securities Act of 1933. Each share of our 1999 preferred stock is convertible into shares of common stock based on an average of the closing price of our common stock over a ten-day period.

Convertible note held by Schering

         In October 1998, we issued a promissory note in the principal amount of approximately $6.0 million to Schering Corporation. We have the option to pay in cash or convert the amount due on this note into our common stock. If we convert the amount due into common stock, we may need to register the common stock under the Securities Act of 1933. This note is due in October 2001.

Stock options and awards; warrants

         At December 31, 1999, we were obligated to issue the following shares of common stock under the circumstances described:

                - 4,465,511 shares upon the exercise of stock options and
                  vesting of stock awards; and

                - 528,717 shares upon the exercise of warrants.

         The warrants expire in March and April 2000. We have already registered these shares under the Securities Act of 1933.

OUR COMMON STOCK PRICE IS HIGHLY VOLATILE

         The realization of any of the risks described in these "Risk Factors" or other unforeseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that were unrelated to the operating performance of any one company. In particular and in addition to circumstances described elsewhere under "Risk Factors," the following factors can adversely affect the market price of our common stock:

                - announcements of technological innovations or new therapeutic products by us or others;

                - public concern as to the safety of drugs developed by us or others;

                - general market conditions;

                - success of research and development programs;

                - changes in government regulations or patent decisions; and

                - developments of our corporate partners.

ANTI-TAKEOVER PROVISIONS MAY NOT BENEFIT SHAREHOLDERS

         We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a person or group to acquire control of us, even if the change in control would be beneficial to shareholders. Our articles of incorporation and bylaws also contain certain provisions that could have a similar effect. The articles provide that our board of directors may issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board of directors may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us.

THE NOTES ARE UNSECURED AND, IN THE EVENT OF OUR INSOLVENCY, LIQUIDATION OR SIMILAR EVENT, WE MUST PAY IN FULL OUR SENIOR INDEBTEDNESS BEFORE WE CAN MAKE ANY PAYMENTS ON THE NOTES

         The notes are unsecured and subordinated to our existing and future senior indebtedness. In the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture for the notes, including debt senior to, on a parity with or subordinate to the notes. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. As of December 31, 1999, if the notes had been issued, we would have had approximately $34.1 million of senior indebtedness. We may also incur additional debt in the future. In addition, under our senior indebtedness we must maintain minimum levels of unencumbered cash balances, consolidated capital base and liquidity ratios, which could further limit our ability to pay the amounts due on the notes.

WE MAY BE REQUIRED TO REPURCHASE THE NOTES UPON A REPURCHASE EVENT

         You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Certain of our existing debt agreements, as well as future debt agreements, may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

WE SUBSTANTIALLY INCREASED OUR INDEBTEDNESS

         As a result of the sale of the notes by us to the initial purchasers in February 2000, we incurred $200.0 million of additional indebtedness, increasing our ratio of debt to equity (expressed as a percentage) from approximately 20.7% to approximately 143.5% as of December 31, 1999, on a pro forma basis giving effect to the sale of the notes. If the initial purchasers exercise their option to purchase an additional $50 million principal amount of the notes, our ratio of debt to equity (expressed as a percentage) will increase to approximately 174.2% as of December 31, 1999, on a pro forma basis giving effect to the sale of all of the notes. Our other indebtedness is principally comprised of bank financing. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could

                - make it difficult for us to make payments on the notes;

                - make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

                - limit our flexibility in planning for, or reacting to changes in, our business; and

                - make us more vulnerable in the event of a downturn in our business.

We cannot assure you that we will be able to meet our debt service obligations, including our obligations under the notes.

THE LIMITED MARKET FOR THE NOTES MAY LIMIT YOUR ABILITY TO SELL YOUR HOLDINGS

         The notes are a new issue of securities for which there is currently no public market. The notes have been approved for trading on the Portal Market. We cannot be sure that a liquid trading market in the notes will develop. We are not obligated to list the notes on the Nasdaq National Market System or on a national securities exchange and we do not intend to do so. We cannot be sure that a market in the notes will develop.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the securities covered by this prospectus.


                                 DIVIDEND POLICY

         We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future. For a discussion of dividends payable on our outstanding preferred stock, see "Description of Capital Stock -- Description of Preferred Stock."


                       RATIO OF EARNINGS TO FIXED CHARGES




                                                                                                   NINE MONTHS
                                                          YEAR ENDED MARCH 31,                        ENDED
                                      ---------------------------------------------------------    DECEMBER 31,
                                      1995         1996          1997         1998         1999        1999
                                      ----         ----          ----         ----         ----    ------------
Ratio of earnings to fixed
charges and preferred stock
dividends (1) ..............           --           --            --           --           --          --

----------------------------

    (1) For the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999 and for the nine months ended December 31, 1999, earnings were insufficient to cover fixed charges by $10,519,000, $11,971,000, $16,414,000, $9,868,000, $30,034,000
and $29,729,000, respectively. For this reason, no ratios are provided.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table presents our selected consolidated financial information for each of the years ended March 31, 1995, 1996, 1997, 1998 and 1999, which have been derived from our Consolidated Financial Statements. The selected data for each of the nine month periods ended December 31, 1998 and 1999, which have been derived from our Consolidated Financial Statements, reflect in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. The selected consolidated financial information prior to February 1, 1999 gives retroactive effect to the acquisition of Advanced Inhalation Research, Inc. ("AIR") on February 1, 1999, which was accounted for as a pooling of interests. The results for the nine month period ended December 31, 1999 are not necessarily indicative of results for the full year. The selected financial data should be read in conjunction with our Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our SEC filings incorporated by reference in this prospectus. See "Incorporation of Information We File with the SEC."

                                                                                                               NINE MONTHS ENDED
                                                         YEAR ENDED MARCH 31,                                     DECEMBER 31,
                                          --------------------------------------------------------           --------------------
                                          1995        1996         1997          1998         1999           1998            1999
                                          ----        ----         ----          ----         ----           ----            ----
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Research and development revenue
  under collaborative
  arrangements ....................   $  3,049      $  2,849      $ 15,969      $ 25,585      $ 33,892      $ 29,457      $ 17,137
Research and development revenue
  under collaborative arrangement
  with related party ..............      9,277        11,183         1,415            --            --            --            --
Interest income ...................      1,577         1,887         2,443         5,782         9,824         7,565         7,424
                                      --------      --------      --------      --------      --------      --------      --------
Total revenues ....................     13,903        15,919        19,827        31,367        43,716        37,022        24,561
Research and development expenses..     18,955        21,586        29,554        31,762        48,457        34,804        39,323
Net loss ..........................    (11,904)      (13,747)      (18,798)      (12,582)      (41,057)      (25,803)      (39,920)
Preferred stock dividends .........         --            --            --            --         7,454         5,586         6,846
                                      --------      --------      --------      --------      --------      --------      --------
Net loss attributable to common
  shareholders ....................   $(11,904)     $(13,747)     $(18,798)     $(12,582)     $(48,511)     $(31,389)     $(46,766)
                                      ========      ========      ========      ========      ========      ========      ========
Basic and diluted loss per common
  share ...........................   $  (0.88)     $  (0.93)     $  (1.03)     $  (0.55)     $  (1.98)     $  (1.28)     $  (1.85)
                                      ========      ========      ========      ========      ========      ========      ========
Weighted average number of common
  shares ..........................     13,535        14,775        18,288        23,019        24,558        24,611        25,221


                                                              AS OF MARCH 31,                              AS OF DECEMBER 31,
                                     ----------------------------------------------------------------      ------------------
                                     1995           1996           1997           1998           1999            1999
                                     ----           ----           ----           ----           ----            ----
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and cash equivalents and
  short-term investments ....     $  21,351      $  32,374      $  85,297      $ 194,257      $ 163,419      $ 152,550
Total assets ................        36,708         45,752        104,697        220,977        213,452        213,045
Long-term debt, less current
  portion ...................         8,376          9,876         10,914         12,933         28,417         24,142
Accumulated deficit .........       (87,300)      (101,047)      (119,844)      (132,427)      (180,937)      (227,704)
Shareholders' equity ........        21,163         23,513         79,151        181,455        156,206        162,823

                              DESCRIPTION OF NOTES

         We issued the notes under an indenture dated as of February 18, 2000, between us and State Street Bank & Trust Company, as trustee, and are registering the resale of the notes and the common stock underlying the notes on the registration statement of which this prospectus is a part, pursuant to a registration rights agreement with the initial purchasers. The following summarizes some, but not all, of the provisions of the notes, the indenture and the registration rights agreement. You should refer to the actual terms of the notes, the indenture and the registration rights agreement for the definitive terms and conditions. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of Alkermes.

GENERAL

         The notes are unsecured general obligations that are subordinate in right of payment as described under "Subordination." The notes are convertible into common stock as described under "Conversion by Holders." The aggregate principal amount of the notes is limited to $250,000,000. The notes are issued in fully registered form and denominated in integral multiples of $1,000. The notes will mature on February 15, 2007 unless earlier converted, redeemed or repurchased.

         The notes bear interest at the annual rate shown on the cover page of this prospectus. Interest will be paid on each February 15 and August 15 of each year, beginning August 15, 2000, subject to limited exceptions if the notes are converted, redeemed or repurchased prior to the applicable interest payment date. The record dates for payment of interest will be February 1 and August 1. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

         We will maintain an office in the Borough of Manhattan in New York, New York where the notes may be presented for registration, transfer, exchange or conversion. Initially, this will be an office or agency of the trustee. We may, at our option, pay interest on the notes by check mailed to the registered holders of notes. However, holders of more than $2,000,000 in principal amount of notes may elect in writing to be paid by wire transfer; provided that any payment to The Depository Trust Company ("DTC") or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

         We are not restricted from paying dividends or repurchasing securities or incurring indebtedness under the indenture. The indenture has no financial covenants. You are not protected in the event of a highly leveraged transaction or a change in control of Alkermes except as described under "Repurchase at Option of Holders upon a Repurchase Event" below.

         You will not be required to pay a service charge for registration or transfer of your notes. We may, however, require you to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

                - any note for a period of 15 days before selection for
                  redemption;

                - any note or portion selected for redemption;

                - any note or portion surrendered for conversion; or

                - any note or portion surrendered for repurchase but not
                  withdrawn in connection with a repurchase event.

FORM, DENOMINATION AND REGISTRATION

         Global Security; Book-Entry Form

         The notes are evidenced by a global security initially deposited with DTC, and registered in the name of Cede & Co. ("Cede") as DTC's partnership nominee. Except as set forth below, the global security may be transferred only to another nominee of DTC or to a successor of DTC or its nominee.

         Qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933, may hold their interests in the global security directly through DTC or indirectly through organizations which are participants in DTC ("participants"). Transfers between participants will be affected in the ordinary way in accordance with DTC rules and will be settled in clearinghouse funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, you may be unable to transfer beneficial interests in the global security to those persons.

         Holders that are not participants may beneficially own interests in the global security held by DTC only through participants or banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). So long as Cede, as the nominee of DTC, is the registered owner of the global security, Cede will be considered the sole holder of the global security for all purposes. Except as provided below, owners of beneficial interests in the global security will not:

                - be entitled to have certificates registered in their names;

                - be entitled to receive physical delivery of certificates in definitive form; or

                - be considered the registered holders thereof.

         We will make cash payments of interest on and principal of and the redemption or repurchase price of the global security to Cede, the nominee for DTC as the registered holder of the global security. We will make these payments by wire transfer of immediately available funds. Neither we, the trustee nor any paying agent will have any responsibility or liability for:

                - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security; or

                - maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

         We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global security as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by participants to owners of beneficial interests in notes represented by the global security held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in "street name."

         We will send any redemption notices to Cede. We understand that if less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

         We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

         A person having a beneficial interest in notes represented by the global security may be unable to pledge that interest to persons or entities that do not participate in the DTC system, or to take other actions in respect of that interest, because that beneficial interest is not represented by a physical certificate.

         We and the trustee have no responsibility for the performance by DTC, its participants and its indirect participants, of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion as described below, only at the direction of one or more participants whose DTC accounts are credited with interests in the global security and only in respect of the principal amount of the notes represented by the global security as to which those participants have given such a direction.

              DTC has advised us as follows:

                - DTC is a limited purpose trust company organized under the laws of the State of New York;

                - a member of the Federal Reserve System;

                - a "clearing corporation" within the meaning of the Uniform
                  Commercial Code; and

                - a "clearing agency" registered pursuant to the provisions of
                  Section 17A of the Exchange Act.

         DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other types of organizations. Some of the participants, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

         DTC is under no obligation to perform or continue to perform the above procedures, and these procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global security.

         Certificated Notes

         Qualified institutional buyers may request that certificated notes be issued in exchange for notes represented by the global security. In addition, certificated notes may be issued in exchange for notes represented by the global security if no successor depositary is appointed by us as set forth in the preceding paragraph.

         Restrictions on Transfer; Legends

         Prior to resale pursuant to this prospectus, the notes will bear a restrictive legend upon issuance as described in the indenture.

CONVERSION BY HOLDERS

         If you purchase the notes, you may, at your option, convert your notes, in whole or in part, at any time prior to maturity into our common stock at an initial conversion price of $135.50 per share. You may convert notes in denominations of $1,000 and multiples of $1,000. The conversion price is subject to adjustment as described below. If the notes are called for redemption, your conversion rights on the notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your notes for repurchase after a repurchase event, you may only convert your notes if you deliver a withdrawal notice before the close of business on the last business day before the repurchase date.

         Except as described below, we will not make any adjustment for accrued interest or dividends on common stock upon conversion of the notes. If you convert your notes after a record date and prior to the next interest payment, you will have to pay us interest, unless the notes have been called for redemption under the indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.

         You can convert your notes by delivering the notes to an office or agency of the Trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC's rules and procedures. See the description of DTC's procedures under "Form, Denomination and Registration." The conversion date will be the date on which the notes and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. In the event we fail to convert your notes into common stock in accordance with the terms of the indenture, you may bring an action to enforce your right to convert.

         If you deliver a note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

           The conversion price of $135.50 per share will be adjusted if:

              1. we dividend or distribute shares of our common stock to our common stock holders;

              2. we split, subdivide or combine our common stock;

              3. we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

           4. we dividend or distribute to all holders of our common stock capital stock or evidences of indebtedness or assets, but excluding:

                      - dividends, distributions and rights or warrants referred to in (3) above or to be exercised in connection with certain trigger events;

                      - dividends and distributions paid exclusively in cash or paid in connection with our liquidation, dissolution or winding up; or

                      - capital stock, evidence of indebtedness, cash or assets distributed in a merger or consolidation.

           5. we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

           6. the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or

           7. payment on tender offers or exchange offers by a third party other than Alkermes or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under "-- Consolidation, Merger or Transfer of Assets."

         If we implement a stockholders' rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion.

         If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

              You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment (or the nonoccurrence of an adjustment) to the conversion price. See "United States Federal Income Tax Considerations."

         We are permitted to reduce the conversion price of the notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days' prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

         No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

PROVISIONAL REDEMPTION

         We may redeem some or all of the notes at any time prior to February 19, 2003, at a redemption price equal to $1,000 per note plus accrued and unpaid interest to the redemption date if (1) the closing price of our common stock has exceeded 200% of the conversion price for at least 20 trading days in the consecutive 30-trading day period ending on the trading day immediately prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and expected to remain effective and available for use for the 30 days following the redemption date.

         If we redeem some or all of the notes prior to February 15, 2001, we will also make an additional payment on the redeemed notes equal to one year of interest per $1,000 note, minus the amount of any interest we actually paid on the notes prior to the date we mailed the notice. We must make these additional payments on all notes called for redemption, including notes converted after the date we mailed the notice.

OPTIONAL REDEMPTION

         At any time on or after February 19, 2003, we may redeem some or all of the notes, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the 12-month periods beginning on February 15 of the year indicated (February 19, 2003 through February 14, 2004, in the case of the first such period):

           YEAR                                                                               REDEMPTION PRICE

           2003....................................................................................102.14%
           2004....................................................................................101.61&
           2005....................................................................................101.07%
           2006....................................................................................100.54%

and 100% of the principal amount on February 15, 2007. In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date. We are required to give notice of redemption not more than 60 and not less than 30 days before the redemption date under the indenture.

         No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically. We may not redeem the notes if there is a default under the indenture. See "Events of Default and Remedies."

REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT

         If a repurchase event occurs, you will have the right, at your option, to require us to repurchase all or any portion of your notes 40 days after we mail holders a notice of repurchase event. The repurchase price we are required to pay will be 105% of the principal amount of the notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay to the record holder on the record date.

         At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock, valued at 95% of the average of the closing prices for the five trading days immediately before and including the third trading day preceding the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

              A repurchase event will be considered to have occurred if:

              1. our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States, or

              2. one of the following "change in control" events occurs:

                      - any person or group becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

                      - our stockholders approve any plan or proposal for our liquidation, dissolution or winding up;

                      - we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;

                      - we convey, transfer or lease all or substantially all of our assets to any person; or

                      - the continuing directors do not constitute a majority of our board of directors at any time.

                  However, a change in control will not be deemed to have occurred if:

                      - the last sale price of our common stock for any five trading days during the 10 trading days immediately before the change in control is equal to at least 105% of the conversion price, or

                      - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market, and as a result of the transaction the notes become convertible solely into that common stock.

                  The term "continuing director" means at any date a member of our board of directors:

                      - who was a member of our board of directors on December 31, 1999; or

                      - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

         Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no change in control would occur. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

         We will be required to mail you a notice within 15 days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, your right to elect repurchase of the notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise your repurchase rights by delivering written notice to us and the trustee. The notice must be accompanied by the notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

         You may require us to repurchase all or any portion of your notes upon a repurchase event. We may not have sufficient cash funds to repurchase the notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Certain of our existing debt agreements, as well as future debt agreements, may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the notes, we could seek consent from our lenders to repurchase the notes. If we are unable to obtain their consent, we could attempt to refinance the notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the notes. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the notes under the subordination provisions of the indenture.

         The change in control feature may not necessarily afford you protection in the event of a highly leveraged transaction, a change in control or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the notes.

         In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors does not have the right under the indenture to limit or waive the repurchase right in the event of these types of leveraged transaction. Our requirement to repurchase notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

                      -     a merger, consolidation or tender offer;

                      - the assumption of control by a holder of a large block of our shares; and

                      -     the removal of incumbent management.

         The repurchase feature was a result of negotiations between us and the initial purchasers in the initial private placement. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.

         The Securities Exchange Act and the SEC rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

SUBORDINATION

         The notes are unsecured and subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the indenture. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the notes will be subordinated to the prior payment in full of all senior indebtedness. If the notes are accelerated following an event of default under the indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the notes are entitled to receive any payment on the notes.

         We may not make any payments on the notes if:

                      - we default in the payment on senior indebtedness beyond any grace period; or

                      - any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity, and we and the trustee receive a notice known as a payment blockage notice from a person permitted to give this notice under the indenture.

         We may resume making payments on the notes:

                      - in the case of a payment default, when the default is cured or waived or ceases to exist; and

                      - in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

         No new period of payment blockage may be commenced unless:

                      - 365 days have elapsed since our receipt of the prior payment blockage notice; and


                      - all scheduled payments on the notes have been paid in full, or the trustee or the holders of notes shall not have begun proceedings to enforce the right of the holders to receive payments.

         No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

         The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following current or future incurred:

                      - indebtedness for money borrowed or evidenced by notes, debentures, bonds or other securities;

                      - reimbursement obligations under letters of credit, bank guarantees or bankers' acceptances;

                      - indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

                      - indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

                      - obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

                      - obligations of the type listed above that have been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

                      - any amendment, modification, renewal, extension, refunding or deferral of any indebtedness or obligation of type listed in the bullet points above.

         Senior indebtedness will not include:

                      - any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the notes;

                      -     any indebtedness to any subsidiary;

                      - indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

                      -     the notes.

         If the trustee or any holder of the notes receives any payment or distribution of our assets of any kind on the notes in contravention of any of the terms of the indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.

         In the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness, we will not be able to make payments on the notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the notes. Neither we nor our subsidiaries are prohibited from incurring debt under the indenture. If we incur additional debt, our ability to pay amounts due on the notes could be adversely affected. As of December 31, 1999, if the notes had been issued, we would have had approximately $34.1 million of senior indebtedness. We may also incur additional debt in the future. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of notes to pursue any other rights or remedies with respect to the notes.

         As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

         The following events constitute "events of default" under the indenture:

                      - we fail to pay the principal or premium, if any, on any of the notes when due, whether or not prohibited by the subordination provisions of the indenture;

                      - we fail to pay interest or liquidated damages on the notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

                      - we fail to perform any covenant in the indenture if such failure continues for 45 days after notice is given in accordance with the indenture;

                      - we fail to repurchase any notes after a repurchase event;

                      - we fail to provide timely notice of a repurchase event;

                      - we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $7,500,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture;

                      - a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $7,500,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture; or

                      - certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

         The trustee is generally required under the indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred default. However, the trustee may, except in the case of a payment default on the notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

         If an event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes, may declare the principal and premium, if any, on the notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under circumstances set forth in the indenture, rescind the acceleration of the principal of and premium, if any, on the notes, other than the payment of principal of the notes that has become due other than because of the acceleration. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding notes would become due and payable immediately without any declaration or other act on the part of the trustee or holders of notes.

         Holders of a majority in principal amount of outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to specified limitations. Before exercising any right or power under the indenture at the direction of the holders, the trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

         Before you may take any action to institute any proceeding relating to the indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

                      - you must have given the trustee written notice of a continuing event of default;

                      - the holders of at least 25% of the aggregate principal amount of all outstanding notes must make a written request of the trustee to take action because of the default;

                      - holders must have offered reasonable indemnification to the trustee against the cost, expenses and liabilities of taking action; and

                      - the trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

         These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a note or the right to convert the note in accordance with the indenture.

         Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default, except if:

                      - we fail to pay the principal of, premium or interest on any note when due;

                      -     we fail to convert any note into common stock; or

                      - we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

         We will send the trustee annually a statement as to whether we are in default and the nature of any default under the indenture.

CONSOLIDATION, MERGER OR TRANSFER OF ASSETS

         We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

                      - either (A) we are the surviving entity, or (B) the resulting entity is a U.S. corporation, limited liability company, partnership or trust and expressly assumes in writing all of our obligations under the notes and the indenture;

                      - no default or event of default exists or would occur; and

                      - other conditions specified in the indenture are satisfied.

MODIFICATIONS OF THE INDENTURE

         The consent of the holders of a majority in principal amount of the outstanding notes affected is required to make a modification or amendment to the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

                      -     extend the fixed maturity of any note;

                      - reduce the interest rate or extend the time of payment of interest on any note;

                      - reduce the principal amount or any premium of any note;

                      - reduce any amount payable upon redemption or repurchase of any note;

                      - adversely change our obligation to repurchase any note upon a repurchase event;

                      - adversely change the holder's right to institute suit for the payment of any note;

                      -     change the currency in which any note is payable;

                      -     adversely modify the right to convert the notes;

                      - adversely modify the subordination provisions of the notes; or

                      - change the percentage required to consent to modifications and amendments.

SATISFACTION AND DISCHARGE

         We may discharge our obligations under the indenture while notes remain outstanding if:

                      - all notes will become due in one year or are scheduled for redemption in one year; and

                      - we deposit sufficient funds to pay all outstanding notes on their scheduled maturity or redemption date.

REGISTRATION RIGHTS GRANTED TO THE INITIAL PURCHASERS OF THE NOTES

         We and the initial purchasers of the Notes entered into a registration rights agreement on February 18, 2000. We are filing this registration statement pursuant to our obligations under the registration rights agreement. Under the registration rights agreement, we are required to:

                      - file, within 60 days after February 18, 2000, a shelf registration statement covering the resale of the notes and the common stock issuable upon conversion of the notes;

                      - use our reasonable best efforts to cause the shelf registration to be declared effective as promptly as practicable; and

                      - use our best efforts to keep the shelf registration statement effective until the earlier of the resale of all the transfer restricted securities or two years after the latest date of original issuance.

         When we use the term "transfer restricted securities" in this section, we mean the notes and the common stock issued upon conversion of the notes until the earlier of the following events:

                      - the date the notes or common stock issued upon conversion have been effectively registered under the Securities Act and sold or transferred pursuant to the shelf registration statement; or

                      - the date the notes or common stock issued upon conversion are distributed to the public pursuant to Rule 144 under the Securities Act or are saleable pursuant to Rule 144(k) under the Securities Act; or

                      - the date the notes or common stock issued upon conversion cease to be outstanding.

         We will be required to pay predetermined liquidated damages if one of the following "registration defaults" occurs:

                      - we do not file the shelf registration statement within 60 days after February 18, 2000;

                      - the SEC does not declare the shelf registration statement effective within 150 days after such date; or

                      - after it has been declared effective and during the period in which we are obligated to keep it effective, the shelf registration statement ceases to be effective or available for more than 90 days in any period of 365 consecutive days.

         If a registration default occurs, liquidated damages initially will accrue (a) for the notes that are transfer restricted securities, at the rate of $.05 per week per $1,000 principal amount of the notes and (b) for any common stock issued on conversion of the notes that are transfer restricted securities, at an equivalent rate based on the conversion price. If the registration default has not been cured within 90 days, the liquidated damages rate will increase by $.05 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion of the notes that are transfer restricted securities) for each subsequent continuing 90-day non-compliance period, up to a maximum rate of $.25 per week per $1,000 principal amount of the notes that are transfer restricted securities (and an equivalent amount for any common stock issued upon conversion of the notes that are restricted securities). Liquidated damages generally will be payable at the same time as interest payments on the notes.

         We may suspend the use of this prospectus, which is a part of the shelf registration statement, in certain circumstances described in the registration rights agreement upon notice to the holders of the transfer restricted securities. We will provide copies of this prospectus and notify registered holders of notes and common stock issued upon conversion when the shelf registration statement is filed and when it becomes effective.

         We agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in this prospectus.

GOVERNING LAW

         The notes, the indenture and the registration rights agreement are governed by the laws of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE TRUSTEE

         We have appointed the trustee as the initial paying agent, conversion agent, registrar and custodian for the notes. We may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business. In addition, the trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

         If the trustee becomes one of our creditors, the indenture and the Trust Indenture Act of 1939 may limit the right of the trustee to obtain payment on or realize on security for its claims. If the trustee develops any conflicting interest with the holders of notes or us, it must eliminate the conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Alkermes' authorized capital stock consists of 80,000,000 shares of common stock, $.01 par value, 2,696,500 shares of capital stock, $.01 par value, which have not been designated as to class or series, 2,300,000 shares of $3.25 convertible exchangeable preferred stock, $.01 par value (the "$3.25 preferred stock"), and 3,500 shares of 1999 convertible exchangeable preferred stock, $.01 par value (the "1999 preferred stock"). As of December 31, 1999, there were 25,523,852 shares of common stock outstanding, 2,300,000 shares of the $3.25 preferred stock outstanding and 3,500 shares of the 1999 preferred stock outstanding.

         The following summary of the terms and provisions of our capital stock does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws.

DESCRIPTION OF COMMON STOCK

         The majority of our authorized capital stock consists of common stock, par value $.01 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences applicable to any series or class of capital stock with superior dividend rights that may be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. We have paid no cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

         In the event of liquidation, dissolution or winding up of Alkermes, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any series or class of capital stock with superior liquidation rights that may be outstanding. The outstanding shares of common stock are, and the common stock to be issued upon conversion of the notes will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock.

         The 1988 Pennsylvania Business Corporation Law ("1988 BCL") includes certain shareholder protection provisions, which apply to us. The following is a description of those provisions of the 1988 BCL that apply to us and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

                  (i) Upon a control-share acquisition (acquiring person acquires or proposes to acquire 20%, 33 1/3% or 50% or more of the voting power of our common stock) the 1988 BCL operates to suspend the voting rights of the control shares (the newly acquired shares upon such an acquisition, plus any shares acquired within 180 days of exceeding a threshold) held by an acquiring person upon a control share acquisition. The acquiring person can regain his right to vote such control shares upon the approval of a majority of the outstanding disinterested shares and a majority of all common stock.

                  (ii) The disgorgement provisions require a controlling person (a person who acquired, offered to acquire or publicly disclosed the intention of acquiring at least 20% of the voting power of Alkermes) to disgorge "greenmail" profits, or profits realized from the disposition of our securities within 18 months after becoming a controlling person and the security was acquired by the controlling person within 24 months before or 18 months after becoming a controlling person.

                  (iii) The control transaction provisions of the 1988 BCL allow holders of voting shares of a corporation to "put" their stock to an acquiror for fair value in the event of a control transaction (the acquisition of 20% of voting power over our common stock). Fair value is defined as not less than the highest price paid by the acquiror during a certain 90 day period.

                  (iv) An interested shareholder (the beneficial owner of 20% of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of 20% of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination prior to the interested shareholder becoming such or approves the acquisition of shares in advance, or (b) if the interested shareholder owns 80% of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved (a) by a majority of the disinterested shareholders and satisfies the fair price provisions or (b) by all shareholders.

                  (v) Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

                  (vi) Shareholders of a corporation do not have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

                  (vii) In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate, (i) the effects of any action upon shareholders, employees, suppliers, customers and creditors of the corporation and the community in which the corporation is located, (ii) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and (iv) all other pertinent factors. Further, the board of directors, committees of the board and individual directors are not required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of the foregoing factors shall not constitute a violation of the applicable standard of care.

DESCRIPTION OF PREFERRED STOCK

         The Board of Directors has the authority, from time to time and without further action by the shareholders, to divide its unissued capital stock into one or more classes and one or more series within any class and to make determinations of the designation and number of shares of any class or series and determinations of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series. The rights, preferences, limitations and special rights of different classes of capital stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters.

$3.25 preferred stock

         Holders of the $3.25 preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of the funds of Alkermes legally available therefor, cash dividends at an annual rate of $3.25 per share of $3.25 preferred stock, payable in equal quarterly installments on March 1, June 1, September 1 and December 1, commencing June 1, 1998. Each share of $3.25 preferred stock is convertible at the option of the holder at any time into such number of shares of common stock determined by dividing the liquidation preference of the $3.25 preferred stock (currently $50 per share) by the conversion rate (currently 1.6878). The $3.25 preferred stock is not subject to any sinking fund or other obligation of Alkermes to redeem or retire the $3.25 preferred stock. Unless earlier converted, exchanged or redeemed by us, the $3.25 preferred stock has a perpetual maturity. The $3.25 preferred stock is not redeemable by us prior to March 6, 2001. At any time on or after that date the shares of $3.25 preferred stock may be redeemed at our option, out of funds legally available therefor. The $3.25 preferred stock is exchangeable in whole, but not in part, at our option, for 6 1/2% Convertible Subordinated Debentures on any dividend payment date beginning March 1, 1999 at the rate of $50 principal amount of debentures for each share of $3.25 preferred stock outstanding at the time of exchange. We are currently considering various alternatives designed to effect an early conversion of our $3.25 preferred stock into common stock. We have not reached any conclusions on whether we will proceed with any of these alternatives. The holders of the $3.25 preferred stock have no voting rights except with respect to certain additional stock issuances or as required by law. In exercising any such vote, each outstanding share of $3.25 preferred stock will be entitled to one vote, excluding shares held by us or any of our affiliates, which shares shall have no voting rights.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of Alkermes, before any distribution of assets is made to holders of the common stock or any other stock of Alkermes ranking junior to the shares of $3.25 preferred stock upon liquidation, dissolution or winding up, the holders of $3.25 preferred stock shall receive a liquidation preference of $50 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of $3.25 preferred stock ranking on a parity with the $3.25 preferred stock as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of Alkermes, the assets of Alkermes are insufficient to pay in full the amounts described above as payable with respect to the $3.25 preferred stock and any class or series of preferred stock of Alkermes ranking on a parity with the $3.25 preferred stock as to liquidation, dissolution or winding up, the holders of the $3.25 preferred stock and of such other class or series of preferred stock will share ratably in any such distributions of assets of Alkermes first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidation preference and accrued dividends, the shares of $3.25 preferred stock will not be entitled to any further participation in any distribution of assets by Alkermes. Neither the sale of all or substantially all of the assets of Alkermes, nor the merger or consolidation of Alkermes into or with any other corporation, nor any liquidation, dissolution, winding up or reorganization of Alkermes immediately followed by reincorporation of another corporation, will be deemed to be a liquidation, dissolution or winding up of Alkermes.

1999 PREFERRED STOCK

         Holders of the 1999 preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of the funds of Alkermes legally available therefor, cash dividends at a floating three-month LIBOR rate, payable in quarterly installments on March 1, June 1, September 1 and December 1, commencing June 1, 1999. If, during any given period, the closing price of the common stock is above $45 per share for at least 10 consecutive trading days, each share of 1999 preferred stock is convertible at the option of the holder into shares of non-voting common stock or common stock determined by an established formula. The 1999 preferred stock is not subject to any sinking fund. Prior to January 1, 2009, we can redeem the 1999 preferred stock at the redemption price of $10,000 per share plus accrued and unpaid dividends. We are required to redeem the 1999 preferred stock on January 1, 2009. The 1999 preferred stock is exchangeable in whole, but not in part, at our option, for redeemable convertible subordinated debentures on any dividend payment date beginning June 1, 1999 at the rate of $10,000 principal amount of debentures for each share of 1999 preferred stock outstanding at the time of exchange. The holders of the 1999 preferred stock have no voting rights except with respect to certain additional stock issuances or as required by law. In exercising any such vote, each outstanding share of 1999 preferred stock will be entitled to one vote, excluding shares held by us or any of our affiliates, which shares shall have no voting rights.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of Alkermes, before any distribution of assets is made to holders of the common stock or any other stock of Alkermes ranking junior to the shares of 1999 preferred stock upon liquidation, dissolution or winding up, the holders of 1999 preferred stock shall receive a liquidation preference of $10,000 per share and shall be entitled to receive all accrued and unpaid dividends through the date of distribution, and the holders of any class or series of 1999 preferred stock ranking on a parity with the 1999 preferred stock as to liquidation, dissolution or winding up shall be entitled to receive the full respective liquidation preferences (including any premium) to which they are entitled and shall receive all accrued and unpaid dividends with respect to their respective shares through and including the date of distribution. If, upon such a voluntary or involuntary liquidation, dissolution or winding up of Alkermes, the assets of Alkermes are insufficient to pay in full the amounts described above as payable with respect to the 1999 preferred stock and any class or series of preferred stock of Alkermes ranking on a parity with the 1999 preferred stock as to liquidation, dissolution or winding up, the holders of the 1999 preferred stock and of such other class or series of preferred stock will share ratably in any such distributions of assets of Alkermes first in proportion to their respective liquidation preferences until such preferences are paid in full, and then in proportion to their respective amounts of accrued but unpaid dividends. After payment of any such liquidation preference and accrued dividends, the shares of 1999 preferred stock will not be entitled to any further participation in any distribution of assets by Alkermes. Neither the sale of all or substantially all of the assets of Alkermes, nor the merger or consolidation of Alkermes into or with any other corporation, nor any liquidation, dissolution, winding up or reorganization of Alkermes immediately followed by reincorporation of another corporation, will be deemed to be a liquidation, dissolution or winding up of Alkermes.

                          TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock and the $3.25 preferred stock is EquiServe Limited Partnership.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         This section summarizes the material United States federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which you may convert the notes. This summary is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances.

         This summary is based on the Internal Revenue Code, the applicable Treasury regulations promulgated or proposed under the Internal Revenue Code, judicial authority and administrative rulings. Any of these may change, possibly on a retroactive basis.

         This summary deals only with beneficial owners of notes or common stock who acquire the notes in this offering and hold the notes or common stock as "capital assets." It does not address tax consequences under any special tax rules. Special rules may apply, for example, to banks, tax-exempt organizations, pension funds, insurance companies, dealers in securities or foreign currencies, persons participating in a hedging transaction or a "straddle" or "conversion transaction," or persons that have a "functional currency" other than the U.S. dollar. In addition, this discussion does not address the tax consequences to non-U.S. holders. We have not sought any ruling from the IRS with respect to the statements and conclusions in this summary. We cannot guarantee that the IRS will agree with these statements and conclusions.

         Before you invest in the notes, you should consult your own tax adviser to determine how the United States federal income tax laws apply to your particular situation and for information about any tax consequences arising under other tax laws, such as United States federal estate tax laws and the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

         This summary applies to you if you are a U.S. holder. For purposes of this discussion, the term "U.S. holder" means a beneficial owner of a note or common stock that is for United States federal income tax purposes:

                      -     a citizen or resident of the United States,

                      - a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or

                      - an estate or trust, the income of which is subject to United States federal income taxation regardless of its source.

         If a partnership holds notes or common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding notes or common stock should consult their tax advisers.

PAYMENT OF INTEREST

         You generally must include interest on the notes in your income as ordinary income at the time you receive or accrue the interest based on your method of accounting for United States federal income tax purposes. We must pay liquidated damages to you in specified circumstances. According to Treasury regulations, the possibility of liquidated damages being paid to you will not affect the amount of interest income you recognize, in advance of the payment of any liquidated damages, if there is only a remote chance as of the date the notes were issued that you will receive liquidated damages. We believe that the likelihood that we will pay liquidated damages is remote. Therefore, we do not intend to treat the potential payment of liquidated damages as part of the yield to maturity of any notes. If we pay you liquidated damages, however, you would treat the payments as interest income when you receive them. Similarly, we intend to take the position that the likelihood of a redemption or repurchase of the notes is remote, and likewise do not intend to treat the possibility of any premium payable on a redemption or repurchase as affecting the yield to maturity of any notes.

SALE, EXCHANGE OR REDEMPTION OF NOTES

         You generally will recognize gain or loss on the sale, exchange (other than a conversion) or redemption of notes equal to the difference between (1) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption (except any portion that is accrued interest income, which is taxable as ordinary income) and (2) your adjusted tax basis in the notes. Your adjusted tax basis generally will equal the cost of the notes to you. Your gain or loss generally will be capital gain or loss. Capital gain or loss will be long-term if you have held the notes for more than one year and will be short-term if you have held the notes for one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum rate of 20%, and short-term capital gains at a maximum rate of 39.6%. If you recognize capital loss, your deduction for the loss may be limited. Corporate taxpayers pay a maximum regular tax rate of 35% on all net capital gains and ordinary income.

CONVERSION OF NOTES

         You generally will not recognize any income, gain or loss on the conversion of notes into common stock, except for any cash you receive instead of a fractional share of common stock as described below. Any gain so recognized will generally be capital gain. Your tax basis in the common stock will be the same as your adjusted tax basis in the notes at the time of conversion, reduced by any basis attributable to fractional shares. For capital gains purposes, your holding period for the common stock will generally include your holding period for the notes you converted.

    You should treat cash you receive instead of a fractional share of common stock as a payment in exchange for the fractional share of common stock. This will result in capital gain or loss (measured by the difference between the cash you receive for the fractional share and your adjusted tax basis in the fractional share).

DIVIDENDS ON COMMON STOCK

         If we make a distribution on common stock (probably including any liquidated damages), the distribution generally will be treated as a dividend and taxed as ordinary income to the extent of our current and/or accumulated earnings and profits. A distribution in excess of earnings and profits is treated as a tax-free return of capital to the extent of your tax basis in the common stock, on a share-by-share basis, and then as gain from the sale or exchange of such stock.

         A dividend to a corporate holder may qualify for a deduction of 70% of the dividend received, subject to limitations in certain cases, if the holder owns less than 20% of the voting power or value of our stock (disregarding certain nonvoting, nonconvertible, nonparticipating preferred stock). A corporate holder that owns 20% or more of the voting power and value of our stock (similarly disregarding such preferred stock) generally will qualify for an 80% dividends received deduction.

ADJUSTMENTS TO CONVERSION PRICE

         The conversion price of the notes may change under certain circumstances. In such a case, you may be treated as having received a constructive distribution whether or not your notes are ever converted. Such a distribution will generally be deemed to occur if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in our assets or earnings and profits. The constructive distribution may be taxed as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current and/or accumulated earnings and profits. For example, an adjustment to reflect a taxable dividend to holders of common stock will result in a constructive dividend. Holders who have converted their notes into common stock will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of the notes to reflect a stock dividend or other event that would (absent such adjustment) increase the proportionate interest of the common stockholders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income, subject to a possible dividends received deduction if you are a corporate holder, to the extent of our current and/or accumulated earnings and profits.

SALE OF COMMON STOCK

         On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property you receive on the sale or exchange and
(2) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if you have held the stock for more than one year and will be short-term if you have held the stock for one year or less. Long-term capital gains for noncorporate taxpayers, including individuals, are taxed at a maximum stated rate of 20%, and short-term capital gains at a maximum stated rate of 39.6%. A holder's basis and holding period in common stock received upon conversion of notes are determined as discussed above under "Conversion of Notes." If you recognize capital loss, your deduction for the loss may be limited. Corporate taxpayers pay a maximum regular stated tax rate of 35% on all net capital gains and ordinary income.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

         In general, the payer or broker must report to the IRS payments of principal, premium and interest on notes, payments of dividends on common stock, payments of the proceeds of the sale or exchange of notes, and payments of the proceeds of the sale or exchange of common stock. The payer or broker must backup withhold at the rate of 31% if:

                      - you fail to furnish a taxpayer identification number to the payer or broker or establish an exemption from backup withholding;

                      - the IRS notifies the payer or broker that the number you furnished is incorrect;

                      -     you have underreported interest or dividends; or

                      - you have failed to certify under penalties of perjury that you are not subject to backup withholding under the Internal Revenue Code.

         Some holders, including all corporations, are exempt from backup withholding. You may credit any amounts withheld under the backup withholding rules against your United States federal income tax liability, or receive a refund, if you furnish the required information to the IRS.

         Treasury regulations that apply to payments made after December 31, 2000 will modify current information reporting and backup withholding procedures and requirements. These regulations provide certain presumptions regarding the status of holders when payments to the holders cannot be reliably associated with appropriate documentation provided to the payer. For payments made after December 31, 2000, holders must provide certification, if applicable, that conforms to the requirements of the regulations, subject to certain transitional rules permitting certification in accordance with current Treasury regulations until December 31, 2000. Because the application of these regulations may depend on your particular circumstances, we urge you to consult your tax adviser regarding the application of these regulations.

                             SELLING SECURITYHOLDERS

         We originally issued the notes in transactions exempt from the registration requirements of the Securities Act to persons that the initial purchasers believed to be qualified institutional buyers. As used in this prospectus, the term selling securityholders includes their transferees, pledges, donees and their successors. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes and the shares of common stock initially issued or issuable upon conversion of the notes, if issued.

         The following table sets forth information regarding (1) the beneficial ownership of the notes and the maximum principal amount of the notes that each selling securityholder may offer and (2) the number of shares of common stock that each selling securityholder may sell under this prospectus. Because the selling securityholders may offer all or a portion of the notes and the common stock, if converted, under this prospectus, we cannot estimate the amount of notes or the common stock that the selling securityholders will hold upon termination of any sale. The following table is based upon information furnished to us by the selling securityholders.


                                                  Principal Amounts              Number of Shares of Common Stock
        Name of                          of Notes Beneficially Owned and      Issued Upon Conversion of the Notes
Selling Securityholder                                 Offered                          that May be Offered
JMG Capital Partner, LP                             $  1,500,000                                 11,070
All other holders                                    248,500,000                              1,833,948
         Total                                      $250,000,000                              1,845,018


              PLAN OF DISTRIBUTION FOR THE RESALE OF THE SECURITIES

         A selling securityholder may from time to time, in one or more transactions, sell all or a portion of the securities in negotiated transactions, in underwritten transactions or otherwise or, with respect to the common stock, on the Nasdaq National Market, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the securities from time to time will be determined by a selling securityholder, and, with respect to the common stock, at the time of such determination, may be higher or lower than the market price of our common stock on the Nasdaq National Market. The securities may be sold directly or through broker-dealers acting as principal or agent. The methods by which the securities may be sold include:

                      - a block trade in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

                      - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

                      - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

                      -     privately negotiated transactions.

         In effecting sales, brokers or dealers engaged by a selling securityholder may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from a selling securityholder as applicable, in amounts to be negotiated immediately prior to the sale. A selling securityholder and any underwriters, dealers or agents participating in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the securities by a selling securityholder and any commissions received by any broker-dealers may be deemed to be underwriting commissions under the Securities Act. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

         Additionally, in connection with the sale of the securities, a selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling securityholder. A selling securityholder may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. A selling securityholder may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.

         When a selling securityholder elects to make a particular offer of securities, we will distribute a prospectus supplement, if required, that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from a selling securityholder, as applicable, and any other required information.

         In order to comply with the securities laws of certain states, if applicable, the securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

         We also have agreed to indemnify the selling securityholders in certain circumstances, against certain liabilities arising under the Securities Act. Each selling securityholder has agreed to indemnify us and our directors and officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.

         We have agreed to pay all costs and expenses relating to the registration of the securities (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the securities will be borne by the selling securityholder selling such shares.

         All references to selling securityholders in this section of the prospectus shall also be deemed to include any transferees, assignees and pledgees of the selling securityholders.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for Alkermes by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania. Morris Cheston, Jr., Secretary of Alkermes and of Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II, and ADC II, all of which are wholly owned subsidiaries of Alkermes, and Martha J. Hays, Secretary of Alkermes Investments, Inc., a wholly owned subsidiary of Alkermes, are partners in the law firm of Ballard Spahr Andrews & Ingersoll, LLP.

                                     EXPERTS

         The consolidated financial statements of Alkermes, Inc. and subsidiaries, incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended March 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.             Other Expenses of Issuance and Distribution.

         The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this Registration Statement which shall be borne by Alkermes, Inc. All of the expenses listed below, except the SEC registration fee and the Nasdaq Listing Fee, represent estimates only.




         SEC registration fee...........................................................         $66,000
         Nasdaq listing fee.............................................................          17,500
         Printing and engraving expenses................................................          10,000
         Accounting fees and expenses...................................................          12,000
         Legal fees and expenses........................................................          25,000
         Miscellaneous fees and expenses................................................           4,500
                                                                                                --------
                  Total.................................................................        $135,000

Item 15.            Indemnification of Directors and Officers.

         The Pennsylvania Business Corporation Law of 1988 authorizes Alkermes to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification of such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. In addition, Alkermes has also obtained Directors' and Officers' Liability Insurance in the amount of $10,000,000 which insures its officers and directors against certain liabilities such persons may incur in their capacities as officers or directors of Alkermes.

         Article 5 of Alkermes' Amended and Restated By-Laws provides as follows:

            INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

         5.1 INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS. The Corporation shall indemnify any director, officer, employee or agent of the Corporation or any of its subsidiaries who was or is an "authorized representative" of the Corporation (which shall mean, for the purpose of this Article, a director or officer of the Corporation, or a person serving at the request of the Corporation as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) and who was or is a "party" (which shall include for purposes of this Article the giving of testimony or similar involvement) or is threatened to be made a party to any "proceeding" (which shall mean for purposes of this Article any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Corporation, its shareholders or otherwise) by reason of the fact that such person was or is an authorized representative of the Corporation to the fullest extent permitted by law, including without limitation indemnification against expenses (which shall include for purposes of this Article attorneys' fees and disbursements), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding unless the act or failure to act giving rise to the claim is finally determined by a court to have constituted willful misconduct or recklessness. If an authorized representative is not entitled to indemnification in respect of a portion of any liabilities to which such person may be subject, the Corporation shall nonetheless indemnify such person to the maximum extent for the remaining portion of the liabilities.

         5.2 ADVANCEMENT OF EXPENSES. The Corporation shall pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any person entitled to indemnification under Section 5.1 in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article and may pay such expenses in advance on behalf of any employee or agent on receipt of a similar undertaking. The financial ability of such authorized representative to make such repayment shall not be prerequisite to the making of an advance.

         5.3 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an officer, director, employee or agent to serve as fiduciary with respect to an employee benefit plan where the performance by such person of duties to the Corporation also imposes duties on, or otherwise involves services by, such person as a fiduciary with respect to the plan; excise taxes assessed on an authorized representative with respect to any transaction with an employee benefit plan shall be deemed "fines"; and action taken or omitted by such person with respect to an employee benefit plan in the performance of duties for a purpose reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

         5.4 SECURITY FOR INDEMNIFICATION OBLIGATIONS. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Corporation may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Corporation, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Directors shall deem appropriate.

         5.5 RELIANCE UPON PROVISIONS. Each person who shall act as an authorized representative of the Corporation shall be deemed to be doing so in reliance upon the rights of indemnification provided by this Article.

         5.6 AMENDMENT OR REPEAL. All rights of indemnification under this Article shall be deemed a contract between the Corporation and the person entitled to indemnification under this Article pursuant to which the Corporation and each such person intend to be legally bound. Any repeal, amendment or modification hereof shall be prospective only and shall not limit, but may expand, any rights or obligations in respect of any proceeding whether commenced prior to or after such change to the extent such proceeding pertains to actions or failures to act occurring prior to such change.

         5.7 SCOPE OF ARTICLE. The indemnification, as authorized by this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any statute, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in any other capacity while holding such office. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a person who has ceased to be an officer, director, employee or agent in respect of matters arising prior to such time, and shall inure to the benefit of the heirs, executors and administrators of such person.

Item 16. Exhibits and Financial Statement Schedules.


Exhibit
Number            Description
------            -----------

 3.1(a)            Second Amended and Restated Articles of Incorporation of
                   Alkermes, Inc. effective July 23, 1991. (Incorporated by
                   reference to Exhibit 4.1(a) to the Registrant's Report on
                   Form 10-Q for the quarter ended June 30, 1991).
 3.1(b)            Amendment to Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on November 1, 1991. (Incorporated by reference to
                   Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for
                   the quarter ended September 30, 1991).
 3.1(c)            Amendment to the Second Amended and Restated Articles of
                   Incorporation, as amended, as filed with the Pennsylvania
                   Secretary of State on February 12, 1993. (Incorporated by
                   reference to Exhibit 4.1(d) to the Registrant's Report on
                   Form 10-Q for the quarter ended December 31, 1992).
 3.1(d)(I)         Amendment to the Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on February 26, 1998 (designating 3,000,000 shares of
                   Capital Stock as Preferred Stock). (Incorporated by reference to Exhibit 3.1(e)(I) to the Registrant's Report on Form 10-Q
                   for the quarter ended September 30, 1999.)
 3.1(d)(II)        Amendment to Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on February 26, 1998 ($3.25 Convertible Preferred Stock
                   Terms). (Incorporated by reference to Exhibit 4.6 to the
                   Registrant's Registration Statement on Form S-3, as amended
                   (File No. 333-50157)).
 3.1(f)            Amendment to the Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on April 12, 1999 (1999 Preferred Stock Terms).
                   (Incorporated by reference to Exhibit 3.1(f) to the Company's
                   Report on Form 10-K for the year ended March 31, 1999).
 3.1(g)            Amendment to the Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on April 12, 1999 (Non-Voting Common Stock Terms).
                   (Incorporated by reference to Exhibit 3.1(g) to the Company's
                   Report on Form 10-K for the year ended March 31, 1999).
 3.1(h)            Amendment to the Second Amended and Restated Articles of
                   Incorporation, as filed with the Pennsylvania Secretary of
                   State on September 20, 1999 (increasing authorized Common
                   Stock to 80,000,000 shares). (Incorporated by reference to
                   Exhibit 3.1(h) to the Company's Report on Form 10-Q for the
                   quarter ended September 30, 1999).
 3.2               Amended and Restated By-Laws of Alkermes, Inc., effective as of June 2, 1999. (Incorporated by reference to Exhibit 3.2 to the Company's Report on Form 10-K for the year ended March
                   31, 1999).
 4.1               Specimen of Common Stock Certificate of Alkermes, Inc.
                   (Incorporated by reference to Exhibit 4 to the Registrant's
                   Registration Statement on Form S-1 as amended (File No.
                   33-40250)).
 4.2               Specimen of $3.25 Convertible Preferred Stock Certificate of
                   Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, as
                   amended (File No. 333-50157)).
 4.3               Specimen of 1999 Preferred Stock Certificate of Alkermes,
                   Inc. (Incorporated by reference to Exhibit 4.3 to the
                   Company's Report on Form 10-K for the fiscal year ended March
                   31, 1999).
 4.4               Specimen of Non-Voting Common Stock Certificate of Alkermes,
                   Inc. (Incorporated by reference to Exhibit 4.4 to the
                   Company's Report on Form 10-K for the fiscal year ended March
                   31, 1999).

'



 4.5               Indenture, dated as of March 1, 1998, between Alkermes, Inc.
                   and State Street Bank and Trust Company, as Trustee
                   (Incorporated by reference to Exhibit 4.7 to the Registrant's
                   Registration Statement on Form S-3, as amended (File No.
                   333-50157)).
 4.6*              Indenture, dated as of February 18, 2000, between Alkermes,
                   Inc. and State Street Bank and Trust Company, as Trustee.
 4.6(a)*           Form of 3 3/4% Convertible Subordinated Note due 2007
                   (included as Exhibit A to Exhibit 4.6).
 4.7*              Purchase Agreement, dated as of February 15, 2000, among
                   Alkermes, Inc. and FleetBoston Robertson Stephens Inc., Adams
                   Harkness & Hill, Inc., ING Barings LLC, J.P. Morgan
                   Securities Inc., PaineWebber Incorporated, SG Cowen
                   Securities Corporation and U.S. Bancorp Piper Jaffray Inc.
 4.8*              Registration Rights Agreement, dated as of February 18, 2000, among Alkermes, Inc. and FleetBoston Robertson Stephens Inc.,
                   Adams Harkness & Hill, Inc., ING Barings LLC, J.P. Morgan
                   Securities Inc., PaineWebber Incorporated, SG Cowen
                   Securities Corporation and U.S. Bancorp Piper Jaffray Inc.
 5*                Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
12*                Statement re computation of ratios.
23.1*              Consent of Deloitte & Touche LLP.
23.2*              Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in Exhibit 5).
24*                Power of Attorney (included on signature page).
25*                Form T-1 Statement of Eligibility and Qualification of
                   Trustee.

---------------
* filed herewith

Item 17.          Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes:

(1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on February 29, 2000.


                                            ALKERMES, INC.


                                            By:  /s/ Richard F. Pops
                                                 -----------------------
                                                 Richard F. Pops
                                                 Chief Executive Officer

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard F. Pops, Robert A. Breyer and James M. Frates and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement relating to any offering made pursuant to this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.



          Signature                               Title                                             Date
          ---------                               -----                                             ----


         ---------------                 Director and Chairman of the Board             -----------, 2000
         Michael A. Wall

         /s/ Richard F. Pops             Director and Chief Executive Officer           February 29, 2000
         -------------------             (Principal Executive Officer)
         Richard F. Pops

         /s/ Robert A. Breyer            Director, President and Chief                  February 29, 2000
         --------------------            Operating Officer
         Robert A. Breyer

         /s/ James M. Frates             Vice President, Chief Financial                February 29, 2000
         -------------------             Officer and Treasurer (Principal
         James M. Frates                 Financial Officer and Principal
                                         Accounting Officer)

         /s/ Alexander Rich              Director                                       February 29, 2000
         ------------------
         Alexander Rich



         /s/ Paul Schimmel               Director                                       February 29, 2000
         -----------------
         Paul Schimmel

         /s/ Floyd Bloom                 Director                                       February 29, 2000
         ---------------
         Floyd Bloom

         /s/ John K. Clarke              Director                                       February 29, 2000
         ------------------
         John K. Clarke


                                                EXHIBIT INDEX


Exhibit No.      Exhibit
-----------      -------

3.1(a)           Second Amended and Restated Articles of Incorporation of
                 Alkermes, Inc. effective July 23, 1991. (Incorporated by
                 reference to Exhibit 4.1(a) to the Registrant's Report on Form
                 10-Q for the quarter ended June 30, 1991).
3.1(b)           Amendment to Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of
                 State on November 1, 1991. (Incorporated by reference to
                 Exhibit 4.1(c) to the Registrant's Report on Form 10-Q for the
                 quarter ended September 30, 1991).
3.1(c)           Amendment to the Second Amended and Restated Articles of
                 Incorporation, as amended, as filed with the Pennsylvania
                 Secretary of State on February 12, 1993. (Incorporated by
                 reference to Exhibit 4.1(d) to the Registrant's Report on Form
                 10-Q for the quarter ended December 31, 1992).
3.1(d)(I)        Amendment to the Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of
                 State on February 26, 1998 (designating 3,000,000 shares of
                 Capital Stock as Preferred Stock). (Incorporated by reference to Exhibit 3.1(e)(I) to the Registrant's Report on Form 10-Q
                 for the quarter ended September 30, 1999.
3.1(d)(II)       Amendment to Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of State on February 26, 1998 ($3.25 Convertible Preferred Stock
                 Terms). (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-3, as amended
                 (File No. 333-50157)).
3.1(f)           Amendment to the Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of State on April 12, 1999 (1999 Preferred Stock Terms).
                 (Incorporated by reference to Exhibit 3.1(f) to the Company's
                 Report on Form 10-K for the year ended March 31, 1999).
3.1(g)           Amendment to the Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of State on April 12, 1999 (Non-Voting Common Stock Terms).
                 (Incorporated by reference to Exhibit 3.1(g) to the Company's
                 Report on Form 10-K for the year ended March 31, 1999).
3.1(h)           Amendment to the Second Amended and Restated Articles of
                 Incorporation, as filed with the Pennsylvania Secretary of State on September 20, 1999 (increasing authorized Common Stock to 80,000,000 shares). (Incorporated by reference to Exhibit
                 3.1(h) to the Company's Report on Form 10-Q for the quarter ended September 30, 1999).
3.2              Amended and Restated By-Laws of Alkermes, Inc., effective as of
                 June 2, 1999. (Incorporated by reference to Exhibit 3.2 to the
                 Company's Report on Form 10-K for the year ended March 31,
                 1999).
4.1              Specimen of Common Stock Certificate of Alkermes, Inc.
                 (Incorporated by reference to Exhibit 4 to the Registrant's
                 Registration Statement on Form S-1 as amended (File No.
                 33-40250)).
4.2              Specimen of $3.25 Convertible Preferred Stock Certificate of
                 Alkermes, Inc. (Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3, as amended
                 (File No. 333-50157)).
4.3              Specimen of 1999 Preferred Stock Certificate of Alkermes, Inc.
                 (Incorporated by reference to Exhibit 4.3 to the Company's
                 Report on Form 10-K for the fiscal year ended March 31, 1999).
4.4              Specimen of Non-Voting Common Stock Certificate of Alkermes,
                 Inc. (Incorporated by reference to Exhibit 4.4 to the Company's
                 Report on Form 10-K for the fiscal year ended March 31, 1999).

4.5              Indenture, dated as of March 1, 1998, between Alkermes, Inc.
                 and State Street Bank and Trust Company, as Trustee
                 (Incorporated by reference to Exhibit 4.7 to the Registrant's
                 Registration Statement on Form S-3, as amended (File No.
                 333-50157)).
4.6*             Indenture, dated as of February 18, 2000, between Alkermes,
                 Inc. and State Street Bank and Trust Company, as Trustee.
4.6(a)*          Form of 3 3/4% Convertible Subordinated Note due 2007
                 (included as Exhibit A to Exhibit 4.6).
4.7*             Purchase Agreement, dated as of February 15, 2000, among
                 Alkermes, Inc. and FleetBoston Robertson Stephens Inc., Adams
                 Harkness & Hill, Inc., ING Barings LLC, J.P. Morgan Securities
                 Inc., PaineWebber Incorporated, SG Cowen Securities Corporation
                 and U.S. Bancorp Piper Jaffray Inc.
4.8*             Registration Rights Agreement, dated as of February 18, 2000, among Alkermes, Inc. and FleetBoston Robertson Stephens Inc.,
                 Adams Harkness & Hill, Inc., ING Barings LLC, J.P. Morgan
                 Securities Inc., PaineWebber Incorporated, SG Cowen Securities
                 Corporation and U.S. Bancorp Piper Jaffray Inc.
5*               Opinion of Ballard Spahr Andrews & Ingersoll, LLP.
12*              Statement re computation of ratios.
23.1*            Consent of Deloitte & Touche LLP.
23.2*            Consent of Ballard Spahr Andrews & Ingersoll, LLP (contained in
                 Exhibit 5).
24*              Power of Attorney (included on signature page).
25*              Form T-1 Statement of Eligibility and Qualification of Trustee.

------------
* filed herewith